UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         [   ]

Rosetta Genomics Ltd.

On September 9, 2013, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing it had executed credentialing agreements with two national healthcare preferred provider networks, FedMed, Inc. and Fortified Provider Network Inc., for the Company’s Cancer Origin Test. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

On September 10, 2013, the Company issued a press release reporting financial results for the six months ended June 30, 2013 and providing a business update. A copy of the press release is filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (included the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338.

Exhibits

Exhibit

Number	Description of Exhibit
99.1	Press release dated September 9, 2013.
99.2	Press release dated September 10, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: September 10, 2013	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer